Securities and Exchange Commission

April 11, 2005

David Lubin & Associates

92 Washington Avenue

Cedarhurst, NY 11516

Telephone: (516) 569-9629

Facsimile: (516) 569-5053

April 11, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention: Mary Cascio, Special Counsel

Re:	American Goldrush Corporation, Amendment No. 3 to Form F-l

filed November 23,2004, as amended January 25, 2005 and March 4, 2005

File No. 333-120722____________________________________________

Ladies and Gentlemen:

American Goldrush Corporation (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1/A (the “Amended Registration Statement”) in response to the Commission’s comments, dated April 4, 2005 (the “Comment Letter”), with reference to the Company’s registration statement on Form F-1 (the “Registration Statement”) filed with the Commission on November 23, 2004, as amended by Amendment No. 1 on January 25, 2005 and on March 4, 2005, file number 333-120722.

The Amended Registration Statement includes financial information as of December 31, 2004 and other relevant updated information.

Regulation and Environmental Matters

1. We note your disclosure and that you are not subject to any rules and regulations governing mineral resource exploration until you commence prospecting of your claims. Please disclose the rules and regulations that will govern your explorations once you have commenced prospecting of the claims.

Response:             The Company has made the revision in accordance with the Commission’s comment in the section entitled “Regulation and Environmental Matters” in the “Description of Business”.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form F-1/A as requested by the Commission. Please note that we are also submitting via courier three (3) copies of a redline

Securities and Exchange Commission

April 11, 2005

version showing changes from the initial filing of the Company’s Registration Statement on Form F-1 in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin